UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____September 12, 2005___________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

August 26, 2005

Item 3: Press Release

A Press release dated and issued August 26, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Union Bay Platinum Project, Alaska 2005 Exploration Program Completed.

Item 5: Full Description of Material Change

(Vancouver, BC) -August 26th 2005 The 2005 Union Bay exploration program focussed on several areas identified from last year's airborne magnetic survey and the ground followup completed earlier this year.  A 10,000 foot drill program tested a number of these targets within these prospective areas but did not identify significant follow up targets for the Joint Venture.

Joint venture partner Lonmin Plc has notified Freegold Ventures Limited (Freegold) and Pacific North West Capital Corp. (PFN) and that it will not fund further exploration on the remaining areas.  However, PFN, which may earn up to a 50% interest in the property, has notified Freegold that it intends to retain the project; by reducing the property size to encompass the remaining prospective target areas identified to date. A final report on the 2005 exploration program is expected to be issued by the end of October.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___August 29, 2005_____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

August 26th, 2005

Toronto Stock Exchange : ITF

OTC BB : FGOVF

Website: www.freegoldventures.com

Union Bay Platinum Project, Alaska

2005 Exploration Program Completed

(Vancouver, BC) -August 26th 2005 The 2005 Union Bay exploration program focused on several areas identified from last year's airborne magnetic survey and the ground follow-up completed earlier this year.  A 10,000 foot drill program tested a number of these targets within these prospective areas but did not identify significant follow up targets for the Joint Venture.

Joint venture partner Lonmin Plc has notified Freegold Ventures Limited (Freegold) and Pacific North West Capital Corp. (PFN) and that it will not fund further exploration on the remaining areas.  However, PFN, which may earn up to a 50% interest in the property, has notified Freegold that it intends to retain the project; by reducing the property size to encompass the remaining prospective target areas identified to date. A final report on the 2005 exploration program is expected to be issued by the end of October.

About Freegold Ventures Limited

Freegold Ventures is a North American based gold exploration company with properties located in Idaho, Alaska and the Yukon Territory. In Alaska, Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks and the Rob Project in the highly prospective Tintina Gold Belt. In addition to its Alaskan holdings Freegold also has the Almaden Gold Project in Idaho and the Grew Creek Project in the Yukon Territory. Exploration on Grew Creek has commenced with line cutting activities in preparation for detailed ground geophysical and geochemical survey in order to further refine targets for a fall drilling program.

On behalf of the Board of Directors Harry Barr, Chairman	For further information please contact: Investor Relations: 1.800.667.1870 Facsimile: 604.685.8045 2303 West 41st Avenue

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2005 and 2004

Prepared by Management

These financial statements have NOT been reviewed by the Company's auditor

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	June 30, 2005	Dec.31, 2004
Current
Cash and cash equivalents	$1,106,712	$1,573,522
Accounts and advances receivable	23,673	176,273
Portfolio investments (Note 3)	216,711	216,711
Prepaid expenses and deposits	37,089	34,563
	1,384,185	2,001,069
Restricted Cash - Flow-through	673,521	894,321
Mineral Property Costs - Schedule (Note 4)	7,697,234	7,509,371
Property, Plant and Equipment (Note 5)	37,896	37,896
	$9,792,836	$10,442,657

LIABILITIES
Current
Accounts payable	$42,783	$200,841
Accrued liabilities (Note 6(f))	3,000	42,985
Due to related parties (Note 6)	-	20,960
Option payment settlement - current (Note 4a(ii))	12,982	12,982
	58,765	277,768

Option Payment Settlement (Note 4a(ii))	-	-

Contingent Liabilities (Note 4g)
Commitments (Note 4a(i) and 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
30,017,205 (2004 -29,992,205) shares	31,435,136	31,269,386
Deficit - Statement 2	(21,701,065)	(21,104,497)
	9,734,071	10,164,889
	$9,792,836	$10,442,657

ON BEHALF OF THE BOARD:

       "Harry Barr"                          , Director                    "Bernard Barlin"             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders' Equity
Canadian Funds

	Common Shares	Amount	Accumulated Deficit	Total
Balance - 31 December 2001	9,666,163	$22,316,071	$(17,110,831)	$5,205,240
Issuance of shares for:
- Cash	3,600,916	1,152,950	-	1,152,950
- Property	1,100,000	436,500	-	436,500
Share issuance costs	-	-	(47,940)	(47,940)
Stock compensation costs	-	238,495	-	238,495
Loss for the year	-	-	(788,001)	(788,001)
Balance - 31 December 2002	14,367,079	24,144,016	(17,946,772)	6,197,244
Issuance of shares for:
- Cash	10,924,936	5,092,738	-	5,092,738
- Property	800,000	336,000	-	336,000
- Finder's fees	174,690	-	-	-
Share issuance costs	-	-	(272,171)	(272,171)
Stock compensation costs	-	261,350	-	261,350
Loss for the year	-	-	(1,177,923)	(1,177,923)
Balance - 31 December 2003	26,266,705	29,834,104	(19,396,866)	10,437,238
Issuance and allotment of shares for:
- Cash	2,738,000	1,140,100	-	1,140,100
- Property	900,000	303,000	-	303,000
- Finder's fees	87,500	-	-	-
Share issuance costs	-	-	(54,910)	(54,910)
Stock compensation costs	-	358,150	-	358,150
Future income tax on flow-through (Note 8)	-	(365,968)	-	(365,968)
Loss for the year	-	-	(1,652,721)	(1,652,721)
Balance -31 December 2004	29,992,205	$31,269,386	$(21,104,497)	$10,164,889
Issuance and allotment of shares for:
- Cash	-	-	-	-
- Property	25,000	8,750	-	8,750
- Finder's fees	-	-	-	-
Share issuance costs	-	-	-	-
Stock compensation costs	-	157,000	-	157,000
Future income tax on flow-through (Note 8)	-	-	-	-
Loss for the year	-	-	(596,568)	(596,568)
Balance -30 June 2005	30,017,205	$31,435,136	$(21,701,065)	$9,734,071

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months ended June 30, 2005	3 Months ended June 30, 2004	6 Months ended June 30, 2005	6 Months ended June 30, 2004

General and Administrative Expenses
Stock-based compensation expense	$55,800	$59,800	$157,000	$164,450
Consulting fees	45,603	33,094	90,321	68,312
Travel	28,645	14,774	58,713	28,661
Promotion	23,545	22,714	46,473	45,274
Management fees	25,920	25,920	51,840	51,840
Audit and accounting	24,069	18,100	29,769	25,200
Wages, salaries and benefits	18,200	14,503	41,116	28,529
Shareholder relations	16,802	10,560	28,862	32,440
Transfer and filing fees	13,083	24,297	34,887	40,283
Rent and utilities	10,003	10,003	20,007	20,007
Office and miscellaneous	4,982	8,334	8,354	15,715
Insurance	19,400	-	19,400	-
Legal	8,915	3,437	13,774	3,437
Telephone	150	3,747	3,528	9,075
Equipment rental	-	3,086	1,028	6,171
Amortization	-	-	-	-
Loss Before the Undernoted	(295,117)	(252,369)	(605,072)	(539,394)

Other Income (Expenses)
Gain on sale of investments	-	-	-	15,150
Interest income	4,933	21,076	8,504	22,251
Foreign exchange gain (loss), net	-	-	-	-
Write-off of mineral property costs	-	-	-	-
Finders' fee	-	-	-	-
Write-down of investments	-	-	-	-
Property payments received in excess of cost	-	-	-	-
Gain on sale of property, plant and equipment	-	-	-	-
Management fee income	-	26,058	-	32,860
	4,933	47,134	8,504	70,261

Loss Before Income Taxes
Future income tax recovery (Note 8)	-	-	-	-
Loss for the Period	$(290,184)	$(205,235)	(596,568)	$(469,133)

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	3 Months ended June 30, 2005	3 Months ended June 30, 2004	6 Months ended June 30, 2005	6 Months ended June 30,2004

Cash Resources Provided By (Used In)
Operating Activities
Loss for the period	$(290,184)	$(205,235)	(596,568)	$(469,133)
Items not affecting cash:
Amortization	-	-	-	-
Gain on sale of portfolio investments	-	-	-	-
Write-down of investments	-	-	-	(15,150)
Write-off of mineral property costs	-	-	-	-
Gain on sale of property, plant and equipment	-	-	-	-
Stock compensation expense	55,800	59,800	157,000	164,450
Future income tax recovery on flow-through shares (Note 8)	-	-	-	-
Net changes in non-cash working capital components:	(27,585)	173,546	(47,969)	134,297
Amounts and advances receivable	-	-	-	-
Prepaid expenses and deposits	-	-	-	-
Accounts payable	-	-	-	-
Accrued liabilities	-	-	-	-
Due to related parties	-	-	-	-
	(262,242)	28,111	(487,537)	(185,536)

Investing Activities
Purchase of portfolio investments	-	-	-	-
Proceeds on sale of portfolio investments	-	(16,650)	-	-
Mineral property acquisition costs	(67,080)	(116,175)	(83,675)	(133,941)
Mineral property deferred exploration costs	(156,256)	(454,969)	(248,311)	(542,857)
Option payments received	-	-		85,150
Yukon tax credit received	152,873	-	152,873	-
Advances received from Meridian	-	397,778	-	472,591
Purchase of property, plant and equipment	-	(3,217)	-	(7,803)
Proceeds on sale of property, plant and equipment	-	-	-	-
Option payment liability settlement	-	-	-	-
	(70,463)	(193,233)	(179,113)	(126,860)

Financing Activities
Loans from (repayments to) related parties	(20,960)	-	(20,960)	-
Share capital issued	-	100,100	-	112,100
Share issuance costs	-	3,663	-	(8,015)
Treasury shares	-	-	-	-
	(20,960)	103,763	(20,960)	104,085

Net Increase (Decrease) in Cash	(353,665)	(61,359)	(687,610)	(208,311)
Cash and cash equivalent - Beginning of period	2,133,898	3,268,702	2,467,843	3,415,654
Cash and Cash Equivalent - End of Period	$1,780,233	$3,207,343	1,780,233	$3,207,343

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows - continued
Canadian Funds

	3 Months ended June 30, 2005	3 Months ended June 30, 2004	6 Months ended June 30, 2005	6 Months ended June 30, 2004

Cash Resources Provided By (Used In)

Cash Position Consists of:
Cash and cash equivalents	$1,106,712	$2,514,032	1,106,712	$2,514,032
Restricted cash	673,521	693,311	673,521	693,311
	$1,780,233	$3,207,343	1,780,233	$3,207,343

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$-	$(140,000)	(8,750)	$(140,000)
Option payments received in shares	$-	$-	-	$17,100
Stock-based compensation expense	$(55,800)	$(59,800)	(157,000)	$(164,450)
Future income tax recovery on flow-through shares (Note 8)	$-	$-	-	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended June 30, 2005	Year ended Dec. 31, 2004
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$-	$148,000
Cash - option payments	21,030	70,266
Option payment received from Meridian	-	(84,585)
	21,030	133,681
Deferred exploration expenditures
Geological and field expenses	-	62,591
Mineral property fees	2,794	60,535
Drilling	-	368,840
Assaying	5,275	-
Engineering and consulting	16,740	-
Administration	-	22,766
Equipment and supplies	4,297	32,245
Services	-	30,912
Personnel	6,317	263,763
Management fees	-	73,003
Amounts received from Meridian	-	(986,228)
Amounts recovered	-	(9,946)
	35,423	(81,519)
Total	56,453	52,162
Union Bay Property, Alaska, USA
Acquisition costs
Cash payments - staking	-	-
	-	-
Deferred exploration expenditures
Assaying	-	-
Geological and field expenses	-	-
Mineral property fees	-	-
	-	-
Shares - option payments received	-	(17,100)
Cash - option payments received	-	(20,000)
Total	-	(37,100)

Balance Forward	$56,453	$15,062

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended June 30, 2005	Year ended Dec. 31, 2004
Balance Carried Forward	$56,453	$15,062
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	-
Cash - option payments	-	16,750
	-	16,750
Deferred exploration expenditures
Mineral property fees	-	18,261
Engineering and consulting	4,112	10,338
Geological and field expenses	-	2,709
Wages	-	3,571
Assaying	-	-
	4,112	34,879
Total	4,112	51,629

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	126,000
Cash - option payments	-	13,400
Total	-	139,400

Rainbow Hill, Alaska, USA
Acquisition costs
Treasury shares -option payments	-	14,000
Cash - option payments	-	40,482
	-	54,482
Deferred exploration expenditures
Geological and field expenses	-	376
Mineral property fees	-	11,877
Wages	-	1,968
Engineering and consulting	-	4,810
	-	19,031
Total		73,513

Balance Forward	$60,565	$279,604

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended June 30, 2005	Year ended Dec. 31, 2004
Balance Carried Forward	$60,565	$279,604

Liberty Bell Property, Alaska, USA
Acquisition costs
Cash payments - staking	-	-
	-	-
Deferred exploration expenditures
Mineral property fees	-	3,904
Engineering and consulting	1,290	553
	1,290	4,457
Total	1,290	4,457
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	17,645	21,094
Deferred exploration expenditures
Mineral property fees	-	22,909
Geological and field expenses	868	3,230
Engineering and consulting	19,057	-
	19,925	26,139
Total	37,570	47,233

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Cash - option payments	-	-
	-	-
Deferred exploration expenditures
Recovery - cash option payments received	-	-
	-	-
Total	-	-

Balance Forward	$99,425	$331,294

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended June 30, 2005	Year ended Dec. 31, 2004
Balance Carried Forward	$99,425	$331,294

Eskay Rift Property, British Columbia, Canada
Acquisition costs
Staking costs	-	47,903
	-	47,903
Deferred exploration expenditures
Geological and field expenses	-	74,583
Assaying	-	24,556
Engineering and consulting	-	75,928
	-	175,067
Total	-	222,970

Duke Property, British Columbia, Canada
Acquisition costs
Cash - option payments	-	10,000
Shares - option payments	8,750	-
Deferred exploration expenditures
Geological and field expenses	-	11,574
Drilling	-	64,858
	-	76,432
Total	8,750	86,432

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	45,000	40,000
Shares - option payments	-	15,000
Staking costs	-	20,470
	45,000	75,470
Deferred exploration expenditures
Geological and field expenses	20,906	136,519
Drilling	106,039	389,780
Assaying	24,805	19,887
Engineering and consulting	35,811	64,385
Yukon mineral tax credit	(152,873)	-
	34,688	610,571
Total	79,688	686,041

Balance Forward	$187,863	$1,326,737

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended June 30, 2005	Year ended Dec. 31, 2004
Balance Carried Forward	$187,863	$1,326,737

General Exploration and Property Examinations
Engineering and consulting	-	51,251
Geological and field expenses	-	9,742
Assaying	-	-
Total	-	60,993

Costs for the Year	187,863	1,387,730
Balance - Beginning of year	7,509,371	6,910,017
Write-off of mineral property costs	-	(788,376)
Balance - End of Year	$7,697,234	$7,509,371

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Freegold Recovery, Inc. USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligation

Effective 1 January 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after
1 January 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 January 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In the fiscal year 2002, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

m)

Flow-Through Shares

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

2.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts and advances receivable, portfolio investments, restricted cash flow-through, accounts payable, amounts due to related parties, and option payment settlement.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company's expenditures will be negatively impacted if the U.S. dollar increase versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	June 30, 2005				Dec. 31, 2004
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN")	400,400	1.3%	$139,679	$128,128	$139,679
CanAlaska Ventures Ltd. ("CVV")	332,400	0.8%	77,032	101,382	77,032
	-	-	-	-	-
			$216,711	$229,510	$216,711

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the period, the Company had a net gain on sale of investments of $Nil of which a gain of $Nil was due to the sale of PFN shares, a gain of $Nil was due to the sale of CVV shares.  The maximum percentage owned of PFN or CVV by the Company at any time during the period was less than 2% (2004 -less than 2%).

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Write-off of Mineral Property Costs	Total June 30, 2005	Total Dec.31, 2004
Golden Summit Property	$323,314	$4,669,271	$-	$4,992,585	$4,936,132
Union Bay Property	110,658	87,305	-	197,963	197,963
Rob Property	475,075	132,388	-	607,463	603,351
Liberty Bell Property	30,015	5,747	-	35,762	34,472
Almaden Property	663,795	91,556	-	755,351	717,781
PGM Properties	98,650	148,549	-	247,199	247,199
Grew Creek Property	120,470	645,259	-	765,729	686,041
Duke Property	18,750	76,432	-	95,182	86,432
General Exploration	-	-	-	-	-
	$1,840,727	$5,856,507	$-	$7,697,234	$7,509,371

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. ("FEI") certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

  Issue 100,000 shares of the Company (issued in 1997);

  Issue 100,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2004, the Company had spent approximately US$4,150,000 on the property since 9 May 1997.  Since the Company has expended the next US$1,000,000, the Company allotted 100,000 shares at $0.36 per share being the market price of the Company common stock at 31 December 2004 (100,000 shares issued in 1998, 100,000 shares issued in 1999, 100,000 shares issued in 2001);

  Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

  Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty ("NSR").  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 -1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	(paid)
2004		$50,000	(paid)
2005 -2006 (US$50,000 per year)		$100,000
2007 -2019 (US$150,000 per year)		$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of US$50,000 was paid 1 October 2000.  Until 2006, if the Company terminates the agreement prior to 1 April of any year, the Company's obligation will be the completion of any reclamation work.  If the Company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the Company is required to incur minimum exploration expenditures of US$50,000 per year from 2000 to 2006 if the average price of gold exceeds US$300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of US$50,000 is required for 2005, as the average price of gold during the last three months of 2004 was above US$300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the Company must pay the lessor the difference between the value of the work incurred and US$50,000.

The leased property is subject to a 3% NSR.

(ii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the Company agreed to make annual advance royalty payments from 1986 to 2003.

During the 1999 fiscal year, the Company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the Company for US$250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the 2001 fiscal year, the dispute was settled.  The Company agreed to pay US$160,000 of which US$100,000 was paid during 2001.  The remaining US$60,000 will be paid over the next four years commencing in fiscal 2002.  As at
31 December 2004, US$10,800 remains to be paid in 2005.

(iii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date).  The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000, less all advance royalty payments made.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(iv)

Tolovana Claims

During the year, the Company entered into an agreement with a third party (the "Seller") whereby the seller will transfer 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company will assume all of the Seller's obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, a 2.0% NSR is in effect.  In the event that the price of gold is above US$400, the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 (paid) on signing and will issue 400,000 shares on regulatory approval (issued). An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

(v)

Meridian Gold Option and Joint Venture

During the previous year, the Company entered into an option and joint venture agreement with Meridian Gold Company ("Meridian") with regard to the Gold Summit Project.

Under the agreement, the Golden Summit Project was divided into three project areas; Areas A, B and C.  Meridian could have earned up to a 70 percent interest in Areas A and B, by financing and placing the project into commercial production.

In order to earn a 50% interest in Areas A and B, Meridian, at its own option must make payments, subscribe to the Company's shares and incur exploration expenditures as follows:

	Subscribe for Company Shares	Cash Payments US Funds	Incur Exploration Expenditures US Funds
Upon execution of the agreement (shares subscribed and cash received)	* 143,000	$40,000	$-
On or before 31 December 2004	200,000	75,000	** 650,000
On or before 31 December 2005	-	100,000	750,000
On or before 31 December 2006	-	175,000	1,500,000
On or before 31 December 2007	-	-	2,100,000
	343,000	$390,000	$5,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(v)

Meridian Gold Option and Joint Venture - Continued

*

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $1 expiring within 12 months from the date of issuance.

**

The actual exploration expenditures incurred by Meridian as at 31 December 2004 was $757,879.

Meridian also had the right of first refusal for Area C.

Once vested at a 50% interest, Meridian could have earned another 10% to increasing its interest to 60% by completing an independent bankable feasibility study.  If the feasibility study identifies reserves in excess of 500,000 ounces of gold, Meridian must pay US$1.00 for every ounce identified.  To earn a 70% interest, Meridian must arrange all financing and put the project into commercial production.

During the previous quarter, Meridian terminated the agreement.  The 200,000 shares and $75,000 to be subscribed/received on or before 31 December 2004 was never subscribed/ received.

b)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002 and amended 31 March 2004 and 15 December 2004, the Company has the option to earn a 100% interest in certain mineral claims, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2003 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003 (issued)	-	300,000
- On or before 1 April 2004 (paid)	10,000	-
- On or before 1 July 2004 (issued)	-	300,000
- On or before 1 April 2005	10,000	-
- On or before 1 July 2005	15,000	-
- On or before 1 July 2006	25,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$185,000	900,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Yeager Property, Alaska, USA - Continued

In addition, the Company must issue an additional 500,000 shares once the Company has expended an aggregate of US$1,000,000 on the property.  The optionor retains a 2% NSR of which the Company may purchase half (1%) for US$1,000,000.

Subsequent to year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

c)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital Corp. ("PFN"), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the 2002 fiscal year) and must at its option make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

Upon vesting with a 50% interest, PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, USA - Continued

(i)

- Continued

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the Company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the Company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, PFN will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and PFN.

(ii)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC ("Lonmin") (a major mining company), the Company and PFN granted Lonmin an option to earn up to a 70% interest in the Union Bay platinum project.  Under the agreement, Lonmin must incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 and 2006 and US$750,000 for each year thereafter.  Lonmin may earn the 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and PFN will each repay their share of the exploration costs and contribute pro rata to operating costs.  PFN is the operator of the project during the exploration phase.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 ($88,778 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain an NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold price less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

The vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Rainbow Hill Property, Alaska, USA

By agreement dated 28 August 2003 the Company could acquire, from CVV, a company with certain directors and officers in common, up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.

During the prior year, the Company terminated this agreement.  The $30,000 cash payment due on 31 December 2004 was not paid.  Accordingly, all costs associated with the property have been written off.

f)

Liberty Bell Property, Alaska, USA

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

g)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] and the remaining US$18,000 is deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$414,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  The issued Company shares are subject to a voluntary pooling and voting agreement. Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 in 2001.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

h)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During the prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  The first 1% for $1,000,000 and the second 1% for $2,000,000.

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

i)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party ("Optionor"), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid)	50,000	45,000	75,000
On or before 27 May 2006	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

j)

Eskay Rift Property, British Columbia, Canada

During the prior year, the Company acquired, by staking, a 100% interest in 440 claim units in the Kiniskan area of northern British Columbia.

Subsequent to the prior year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

k)

Duke Property, British Columbia, Canada

By agreement dated 21 October 2004 and amended 24 December 2004 the Company can acquire, from a third party ("the Optionor"), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000	-
Upon receipt of regulatory approval	25,000	-	-
On or before 31 May 2005	25,000	-	-
On or before 1 October 2005	-	-	100,000
On or before 21 October 2005	50,000	-	-
On or before 1 October 2006	-	-	350,000
On or before 1 October 2007	-	-	750,000
	100,000	$10,000

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying an additional $150,000 and the Company at its sole election may pay up to 50% of the $150,000 in shares and incurring an additional $1,000,000 in exploration expenditures within three years of the election date.

The Company will act as operator of the property; the Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

5.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2005 Net Book Value	2004 Net Book Value
Automotive equipment	$32,744	$(32,744)	$-	$-
Office equipment	181,736	(143,840)	37,896	37,896
	$214,480	$(176,584)	$37,896	$37,896

6.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 30 June 2005, amounts due to related parties consists of $Nil (2004 - $20,960) owing to a company controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the period, management fees of $51,840 were paid to a director and officer.

c)

During the period, consulting fees of $13,829 were paid to an officer.

d)

During the period, accounting fees of $11,500 were paid to an officer.

e)

During the period, rent of $20,007 was paid to a company controlled by a director and officer.

f)

During the period, consulting fees of $21,808 were paid to an officer.

g)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  During the period, $3,000 has been paid and $3,000 has been accrued to directors.

7.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the Company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The Company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the Company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post-consolidation basis for consistency purposes.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

b)

Private Placements

During the prior year, the Company issued 2,713,000, units through private placements for gross proceeds of $1,128,100 as follows:

i)

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $100,100.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $1.00 expiring 15 April 2005.

ii)

2,570,000 flow-through units at $0.40 per unit for gross proceeds of $1,028,000.  Each unit consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant, each whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from the closing date at a price of $0.50 per warrant share. A finder's fee of 7% was paid of which $35,000 was cash and 87,500 were shares.  Agents whose participation exceeded $125,000 received additional agent's warrant entitling the agent to purchase one additional common share of the Company at a purchase price of $0.50 for a period of 12 months.  Therefore, 250,000 agent's warrants were issued.

c)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash -Flow-Through represents funds that have not been spent as at the balance sheet date.

d)

Exercise of Warrant and Options

i)

During the period, Nil  warrants were exercised for gross proceeds of $Nil.

ii)

During the period, Nil options were exercised for gross proceeds of $Nil.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Warrants

As at 30 June  2004, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date

325,000	$0.50	20 December 2005
62,500	$0.50	20 December 2005
187,500	$0.50	20 December 2005
960,000	$0.50	23 December 2005
1,535,000

f)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 5,258,341 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board of Directors.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

A summary of the Company's options at 30 June 2004 and the changes for the period are as follows:

Number Outstanding 31 December 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding 30 June 2005	Exercise Price Per Share	Expiry Date
140,000	-	-	-	(140,000)	-	$0.50	11 February 2005
314,500	-	-	-	(314,500)	-	$0.50	28 February 2005
7,500	-	-	(5,000)	(2,500)	-	$0.50	5 May 2005
975,000	-	-	(115,000)	-	860,000	$0.50	31 December 2007
1,160,000	-	-	(10,000)		1,150,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
90,000	-	-	(10,000)	-	80,000	$0.55	10 February 2007
50,000	-	-	-	-	50,000	$0.31	1 July 2007
100,000	-	-	(100,000)	-	-	$0.25	1 July 2007
2,000,000	-	-	(30,000)	-	1,970,000	$0.40/$0.50	5 November 2009
4,937,000	-	-	(270,000)	(457,000)	4,210,000

Effective 1 January 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the prior year, the Company extended the expiry dates for the 100,000 stock options exercisable at $0.25 previously granted to a consultant of the company for an additional three years to 1 July 2007.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option. The total additional fair value of the options extended was calculated to be $6,000.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 120,000 shares of the Company's stock to non-employees of the Company at an exercise price of $0.55 per share.  Of these options, 30,000 were cancelled approximately two months after the grant date. The estimated total fair value of the 90,000 options is $ 21,700 on the grant date.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 50,000 shares of the Company's stock to non-employees of the Company at an exercise price of $0.31 per share.  The estimated total fair value of the 50,000 options is $ 6,600 on the grant date.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

During the prior year, the Company granted options to purchase up to 2,000,000 shares of the Company's stock of the Company at an exercise price of $0.40 in years 1, 2 and 3 and  $0.50 in years 4 and 5 per share.  Of these options, 525,000 options were granted to directors and officers of the Company and the remaining 1,475,000 were granted to non-employees.  The total estimated fair value of the 2,000,000 options is $427,000.  Since the options were granted under a graded vesting schedule, $127,000 ($33,338 to directors and officers and $93,662 to non-employees) of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the prior year.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 750,000 shares of the Company's stock to non-employees of the company at an exercise price of $0.25 to $0.48 per share, with an estimated total fair value of $208,200 on the grant date.  Since the options were granted under a graded vesting schedule, $87,903 of the fair value has been recorded in the Company accounts as stock-based compensation expenses during the prior year as consulting fees (2003 - $120,297).  The offsetting entry is to share capital.

During the prior year, the Company granted and/or amended options to purchase up to 750,000 shares of the Company's stock to directors and officers of the Company at an exercise price of $0.48 per share, with an estimated total fair value of $250,000 on the grant date.  Since the options were granted under a graded vesting schedule, $108,947 of the total fair value has been recorded in the Company accounts during the prior year as stock-based compensation expenses (2003 - $141,053).  The offsetting entry is to share capital.

During the current period, as some options were granted under a graded vesting schedule, $157,000 of the total fair value has been recorded in the Company accounts during the current period as stock-based compensation expenses .  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	73.52%	89.54%
Risk-free interest rate	3.75%	3.70%
Expected life of options	4.8 years	4.5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

g)

Escrow Shares

During a prior year, 15,651 shares were released from escrow.  No further shares are held in escrow.

h)

Performance Shares

Performance shares in the amount of 2,187,482 were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the Company.

During the period, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005
50,000	5 March 2006
50,000	5 September 2006
50,000	5 March 2007
50,000	5 September 2007
50,000	5 March 2008
50,000	5 September 2008
50,000	5 March 2009
400,000

8.

Income Taxes

The Company has incurred certain mineral property related expenditures of approximately $1,799,000 in Canada, which may be carried forward indefinitely and are available to offset future taxable income.

The Company has non-capital losses for Canadian tax purposes of approximately $3,958,000, which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2005	$830,000
2006	550,000
2009	480,000
2010	999,000
2014	1,099,000
$3,958,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2005 and 2004
Canadian Funds

8.

Income Taxes - Continued

The Company has net operating loss carryovers for US tax purposes of approximately US$16,115,500, which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (US Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
2022	1,100
2023	20,400
$16,115,500

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

Future Income Tax Recovery

During the current year, flow-through shares totalling $1,028,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

9.

Commitments

By agreement dated 1 July 2001 and amended 8 November 2001, the Company entered into a five-year lease for premises with a Company controlled by a director and officer.  Minimum basic rent is as follows:

2005	$12,636

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the prior year was $25,272 (2004 - $25,272).

Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Freegold Ventures Limited (the "Company" or "Freegold") for the second quarter ended June 30, 2005 and should be read in conjunction with the consolidated financial statements for the second quarter ended June 30, 2005 and related notes contained in the report.  The date of this management's discussion and analysis is August 11, 2005.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Chairman's Letter and Exploration Projects

On behalf of the Board of Directors, I would like to thank our Shareholders for your continued support and I would also like to take this opportunity to thank Colin Bird for his years of service as our President.  Colin Bird has resigned his position as President; however he will continue to be involved with Freegold as a Director. We are extremely pleased that Colin has elected to remain actively involved with the Company as we move forward.

As many of you know, last year Freegold's Management redefined its Mission Statement. Our goal is to delineate three million ounces of gold in the next three years. We believe that this goal is achievable and as such are structuring our current exploration programs in order to maximize our opportunities to achieve this goal.

Freegold since its inception been committed to exploring and developing gold exploration projects through Joint Venture partners with major and mid-tier mining companies. As part of its efforts to delineate three million ounces in three years, Freegold is also increasing exploration that it funds through its own account.  In order to do this in the most effective way possible Freegold's Management has completed an in-depth evaluation of its current property holdings, in particular the Almaden, Grew Creek, Rob and Golden Summit Projects. As part of this review, new and updated, 43-101 compliant reports have been written for each of these projects and have been posted to our newly redesigned website www.freegoldventures.com.

Realizing that there is only so much exploration a company can undertake effectively Freegold has decided that exploration funded by the Company will focus on Grew Creek and the Almaden Gold Project, and joint venture partners will be actively pursued for Rob and Golden Summit. We believe at the present time this is the best development strategy in order to significantly advance the Company towards its goal of discovering 3 million ounces of gold.

Although we believe that we already hold an excellent property portfolio Freegold is continuing to evaluate other projects for acquisition that show the potential to assist the Company in meeting its goal in a timely manner; however, in the interim we believe that through systematic exploration we will be able to advance both Grew Creek and the Almaden Project significantly.

Exploration on Grew Creek is expected to commence within the next three weeks, and will include ground geophysics and geochemical surveys to be followed by a drilling program slated to commence at the end of  September. Since acquiring the project last year Freegold has completed nearly 2,500 metres of diamond drilling and has successfully defined a new trend to the mineralization. Exploration activities in the coming months will be focussed on expanding the currently known mineralised zone.

In addition to exploration at Grew Creek, Freegold is also planning a drill program at it's Almaden Gold Project in Idaho, where Freegold's geological team believes a higher grade resource may exist at depth. An evaluation and comparison with several Nevada projects has resulted in this new interpretation and Freegold is planning a drill program to not only test this model but to also potentially expand the known resources.

Golden Summit -Alaska

Golden Summit is an advanced stage exploration gold project encompassing a number of historic producing high grade gold mines, most of which have not been explored or worked for over 60 years.  The War Powers Act of 1942 halted production and plunged these high-grade producers of the Fairbanks district into a deep slumber.  These former high-grade producers, with average grades in excess of 1opt (or 32gms/t) gold, are the focus of Freegold's exploration activities in the Fairbanks district.  The Cleary Mine, located on the Golden Summit property, was the highest-grade producer in the Fairbanks district producing 281,000 ounces at an average grade 1.3 opt, (and) but it was mined only to the 400 ft level.  Significant potential still remains below this depth.

Not only does the Golden Summit Project host a significant number of high grade past producers, but it also lies 5 miles north of the currently producing Fort Knox Mine, Alaska's largest gold producer.  With potential for both bulk tonnage and high-grade deposits and the proven economics of hauling ore in the district, Golden Summit is well poised for further development.

Rob Gold Project, Alaska

  Lies in the highly prospective Tintina Gold Belt

  The style of mineralization found at Rob is similar to that seen at the newly permitted 5.6 M oz Pogo Gold Deposit held by Teck-Cominco, which lies 20 miles to the southeast. Rob lies on the same 30 kilometre long gneissic dome that hosts the Pogo deposit

  There are several existing drill ready targets already identified on Rob. Results from historical grab sampling return assays as high as 990 g/t gold on surface.  Previous drilling intersected 13.5 feet grading 0.92 opt

  Limited exploration has been carried out on this potentially significant project

In addition to its gold projects, Freegold also holds 100% of the Union Bay platinum project, in which both Pacific North West Capital Corp, and Lonmin Plc are earning an interest. To date Lonmin has committed over US $3.2 million to the project and a US $1.1 million exploration program is in progress which includes a major drilling component.

Adequately funded and no debt, combined with a strong gold market, Freegold is in an excellent position to firmly position itself as a leading North American gold exploration company that provides shareholders with maximum rewards.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended December 31,(audited)
	2004	2003	2002
Total Revenues	$168,823	$86,245	$50,489
General and administrative expenses	$1,381,717	$1,253,591	$719,570
Mineral property costs	2,192,643	562,655	537,554
Income (loss) before extraordinary items In total Basic and diluted loss per share	(1,381,717) (0.05)	(1,253,591) (0.07	(719,570) (0.06)
Net income (loss) before income taxes In total Basic and diluted loss per share	(2,018,689) (0.08)	(1,177,923) (0.06)	(788,001) (0.07)
Totals Assets	10,442,657	10,559,236	6,321,397
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

			For the Quarters Ended (unaudited)
	June 30	Mar. 31	Dec. 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2005	2005	2004	2004	2004	2004	2003	2003
Total revenues	$4,933	$3,571	$80,254	$18,308	$47,134	$23,127	$95,592	$2,413
Net loss -before tax	290,184	306,384	1,179,021	370,535	205,235	263,898	485,843	208,550
Net loss per share	0.01	0.01	0.04	0.01	0.01	0.01	0.01	0.01
Total assets	9,792,836	10,072,692	10,442,657	10,287,302	10,616,402	10,432,056	10,559,236	7,363,379

Results of operations

The second quarter ended June 30, 2005 resulted in a net loss of $596,568 which compares with a loss of $469,133 for the same period in 2004.  General and administrative expenses for the quarter ended June 30, 2005 were $605,072 an increase of $65,678 over the same period in 2004.  During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $157,000 for the period ended June 30, 2005 compared to $164,450 for the previous quarter ended June 30, 2004. Directors and Officers liability insurance was  prorated in the amount of $19,400. All other general and administrative costs were relatively the same when compared to the previous year.   Interest income of $8,504 was also earned as compared to $22,251 in the previous second quarter as the Company had less funds on deposit.

During the second quarter ended June 30, 2005, the Company incurred mineral property deferred exploration costs of $248,311. Of the deferred exploration costs, $19,925 relates to the minimum holding costs of the Almaden project in Idaho, and $40,825 was spent on the Alaskan projects. In the prior year, the Company acquired an option on the Grew Creek project in the Yukon and  incurred $187,561 in exploration expenditures during the quarter. The Yukon mineral tax credit was received in the amount of $152,873 which was used to reduce the total deferred exploration expenditures for this project.  Mineral property acquisition costs of $83,675 were also incurred which included $17,645 for the Almaden Idaho project, $21,030 for the Golden Summit Alaska project and $45,000 for the Yukon project. The Company also issued 25,000 shares valued at $8,750 as part of the Duke, British Columbia agreement.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $75,335 for the period ended June 30, 2005, a decrease of $2,379 over the same period in 2004. Travel costs increased by $30,052 for a total of $58,713.

Liquidity and capital resources

At June 30, 2005, the Company's working capital, defined as current assets less current liabilities, was $1,325,420 compared with working capital of $1,723,301 at December 31, 2004. Flow-through funds of $673,521 must be spent before Dec. 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.  During the second quarter, no shares were issued for cash.

The Company has a portfolio of investments with a book value of $216,711 and a market value of $229,510 as at June 30, 2005. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 30,017,205 shares at June 30, 2005.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following minimum basic rent payments to the expiration of the lease on June 30, 2005. The Company is also responsible for its proportionate share of property taxes and operating costs.  Pursuant to a settlement agreement, the Company is obligated to pay $12,982 before December 2005. Pursuant to an agreement for the Keystone claims, the Company is obligated to pay approximately $61,500 per year. Only the second year of the Keystone agreement is shown as the Company has the option to terminate the agreement. Only mineral option payments that are legally binding have been included. Further information on mineral option payments are disclosed in note 4 to the consolidated interim financial statements to June 30, 2005.

	2005	2005	2006	2007	2008	Thereafter

Office lease	$12,636	-	-	-	-	-
Option payment settlement	12,982	-	-	-	-	-
Keystone property lease	61,500	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in Note 1 to the consolidated financial statements for the second quarter ended June 30, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting in 2004.

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments and Other Instruments

Freegold's financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management's opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company's expenditures are negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at June 30, 2005, there were 30,017,205 outstanding common shares compared to 29,992,205 outstanding shares at December 31, 2004.  The increase reflects the issuance of 25,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7f to the consolidated interim financial statements to June 30, 2005.

Related party transactions

Mr. Barr currently receives a management fee of $8,640 per month.  A total of $51,840 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for  management services during the period ended June 30, 2005.  Pursuant to an office lease agreement dated July 11, 2000, a total of $20,007 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for  office rent during the second quarter ended June 30, 2005.  A total of $13,829 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the second quarter ended June 30, 2005.   A total of $11,500 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the second quarter ended June 30, 2005.

A total of $21,808 was paid to a company controlled by Kristina Walcot, an Officer of the Company for consulting services during the second quarter ended June 30, 2005.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company's generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company's properties.

Outlook

The Company ended June 30, 2005 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Form 52-109FT2 -Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of Freegold Ventures Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Freegold Ventures Lmited for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

August 12, 2005

Per:

"Harry Barr"

Harry Barr

Chief Executive Officer

1

Form 52-109FT2 -Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of Freegold Ventures Limited certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Freegold Ventures Limited for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

August 12, 2005

Per:

"Gordon Steblin"

Gordon Steblin

Chief Financial Officer

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